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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel 212.450.6095 manuel.garciadiaz@davispolk.com

July 2, 2014

Re:	C1 Financial, Inc. Draft Registration Statement on Form S-1 Submitted June 2, 2014 CIK No. 0001609132

Mr. Michael Clampitt
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Mr. Clampitt:

On behalf of C1 Financial, Inc., a Florida corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated June 26, 2014 (the “Comment Letter”), regarding the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing the changes to the Draft Registration Statement filed on June 2, 2014.

Draft Registration Statement on Form S-1

General

1.
As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.  In this regard, we note, without limitation, that the information in the third and fourth columns of the principal stockholder table on page 109 remains substantially blank.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	2

Response: The Company has filled in as many blanks as is practicable that do not contain pricing-related information in Amendment No. 1 and will continue to fill in these banks as it determines the missing information.

2.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

Response: The Company confirms that it will provide the Staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation prior to the effectiveness of the registration statement.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications that it, or anyone authorized to do so on its behalf, presents to potential investors.

The Company will also supplementally provide the Staff with any research reports about it that are published or distributed by any broker or dealer that is participating in the offering.

4.
Please revise throughout the document to re-characterize the allowance for loan losses as a valuation allowance as opposed to a reserve, as it is currently characterized.  The concept of a reserve, which may imply “extra”, may not have the same connotation as the concept of a valuation allowance.

Response: The Company has revised pages 10, 16, 18, 40 and 45–46 of Amendment No. 1 in response to the Staff’s comment.

5.
Please revise the disclosures presented under the requirements of Industry Guide 3 to include them for the periods set forth within the instructions thereto.  While the JOBS Act allows a company to present financial statements for two years, it does not obviate the requirements of Industry Guide 3.

Response: The Company has revised pages 47–50, 52–53, 57–58 and 63–65 of Amendment No. 1 in response to the Staff’s comment.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	3

Cover Page of Prospectus

6.	Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Response: The Company confirms that it will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Prospectus Summary, page 5

7.	We note the following statements in the section headed “Why Do Our Clients Bank With Us?” which appear to be promotional:
•	“We care more and we try harder and that’s why businesses across the state of Florida are switching to C1 Bank” (see the first paragraph);
•	“We are great at making loans...” (see the second paragraph); and
•	“We...attract and retain the very best” (see the fifth paragraph).

Please revise to eliminate such statements here and elsewhere in the prospectus. Alternatively, please substantiate such statements or qualify them as the opinion or belief of the Company.

Response: The Company has revised pages 1 and 71 of Amendment No. 1 in response to the Staff’s comment. Such statements have been qualified as the opinion or belief of the Company.

8.	Revise to add a bullet under “Risks to Consider” for the risks of being a “controlled company”, i.e., lack of certain corporate governance protections.

Response: The Company has revised page 6 of Amendment No. 1 in response to the Staff’s comment.

The Offering, page 11

9.
Revise the “Use of proceeds” disclosure to clarify if there are any current plans, arrangements or understandings to make any material capital investments or make any material acquisitions.  If so, briefly describe.

Response: The Company has revised pages 7 and 35 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

10.
The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky.  It is not intended to be a place for the company to offer assurances.  However, you make several references to the Company’s inability to offer assurances throughout this section.  As examples only, refer to the penultimate risk factor on page 18 and the third full risk factor on page 19.  Instead of stating the Company’s inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	4

Response: The Company has revised pages 15–16, 20–23, 27 and 32 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Our Business, page 17

11.
You identified higher loan portfolio risks on page 20 as a result of exceeding regulatory guidelines for commercial real estate loans.  Please revise to quantify the amount by which these loans exceed regulatory guidelines and to discuss management’s plan for reducing this segment of the loan portfolio, if any.

Response: The Company has revised page 17 of Amendment No. 1 in response to the Staff’s comment.

12.
You disclose that you are subject to risks associated with loans to companies based in Brazil on page 20 and elsewhere.  Please revise to discuss management’s policies and procedures for making loans to these companies and to clarify whether they are related to or otherwise in consideration of the relationship with your foreign national controlling shareholders.  Please also disclose the fair value of the collateral held outside the United States for loans to companies based in Brazil.

Response: The Company has revised pages 17 and 61 of Amendment No. 1 in response to the Staff’s comment.

Our allowance for loan losses..., page 17

13.
You disclose the amount of non-performing loans, the allowance on loans, and the ratio of allowance for loan losses to non-performing loans as of March 31, 2014.  Please also disclose such information as of December 31, 2013 and December 31, 2012. Alternatively, you may add a cross-reference to this information as disclosed elsewhere in the prospectus.

Response: The Company has revised page 15 of Amendment No. 1 in response to the Staff’s comment.

Our loan portfolio includes unsecured..., page 20

14.	Please revise to quantify the extent by which your level of commercial real estate loans exceeds guidance by your bank regulators.

Response: The Company has revised pages 17 of Amendment No. 1 in response to the Staff’s comment.

We are subject to risks associated with loans to Brazilian companies..., page 20

15.	Please revise to quantify, as of a recent date, the outstanding balance of your three commercial loans to Brazilian companies.

Response: The Company has revised page 17 of Amendment No. 1 in response to the Staff’s comment.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	5

We are dependent on our information technology..., page 24

16.	Please remove the mitigating language from the third paragraph of this risk factor, which states your belief that you have “robust information security procedures and controls.”

Response: The Company has revised page 22 of Amendment No. 1 in response to the Staff’s comment.

We are subject to environmental liability risk..., page 25

17.	If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Response: The Company respectfully submits that the amount and type of real estate that is the potential source of environmental liabilities is immaterial to its business, and that as such it is unnecessary to revise this risk factor.

Selected Consolidated Financial Data, Page 41

18.
You disclose the adjusted yield on loans, adjusted cost of deposits and adjusted net interest margin.  Since these appear to be non-GAAP measures please disclose how you use these financial measures, why you believe they provide meaningful information to investors and all of the disclosures required by Item 10(e) of Regulation S-K.  Please also revise your Summary Consolidated Financial and Other Data.

Response: The Company has revised pages 11–12 and 41–42 of Amendment No. 1 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 47

19.
Please revise to explain the effects of your election to delay the implementation of new accounting standards under the JOBS Act on your financial statements and to discuss the effect of that delay on the comparability of your financial statements to those of other entities.  Also, please revise the Risk Factor section to identify and discuss these risks.

Response: The Company has revised pages iii, 47 and 70 of Amendment No. 1 in response to the Staff’s comment.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	6

Allowance for Loan Losses, page 47

20.
Pease revise to explain the disclosure in this section that you use two years of actual loss experience by portfolio segment in determining the general component of the allowance for loan losses with the disclosure on page 18 that approximately 60% of loans were originated in the last four years and that, as result, you have limited experience in determining your payment patterns.  Please also clarify why you believe two years of actual losses is appropriate for each segment of your loan portfolio and provide an expanded discussion of how you determine your allowance for loan losses.

Response: The Company has revised pages 46 of Amendment No. 1 in response to the Staff’s comment.

21.
Please revise to provide an expanded discussion of the expansive list of economic factors you consider in determining the appropriateness of the general component of the allowance for loan losses.  Please also discuss how you are able to identify and measure the effect of these items on your portfolio and quantify their effect on the allowance for loan losses to the extent material.

Response: The Company has revised pages 46 of Amendment No. 1 in response to the Staff’s comment.

Allowance for Loan Losses, page 64

22.
Please revise your disclosures to clarify the apparent inconsistency from presenting the provision for loan losses as a reversal of the provision for loan losses in the roll-forward of the allowance for loan losses.

Response: The Company has revised page 64 of Amendment No. 1 in response to the Staff’s comment.

23.	You repeat the commercial real estate line item twice under recoveries. Please revise the apparent typo.

Response: The Company has revised page 64 of Amendment No. 1 in response to the Staff’s comment.

Business

Our Business Strategy – Growing organically, page 76

24.	Revise to disclose the estimated costs to open the new banking centers in 2014 and the loan production office in 2015, as referenced in the second and third bullets, respectively.

Response: The Company respectfully submits that the costs associated with opening the loan production office in Orlando in 2014 were immaterial and the costs associated with opening the new banking centers in 2015 are expected to be immaterial to the operations of the Company, and therefore it is unnecessary to disclose these costs.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	7

The required investment for setting up a new office includes improvements, furniture and equipment-related expenditures and in some cases the real estate. The real estate required for the branches we plan to open has already been acquired, and we anticipate that costs related to improvements, furniture and equipment should be between $600 and $900 thousand per branch. Fixed assets are depreciated during useful lives ranging from three to ten years for furniture, fixture and equipment, to useful lives ranging from 10 to 40 years for buildings and related components, spreading out depreciation expense over the useful life of the assets. The Orlando loan production office already opened during 2014 at an annual lease cost of $6,000, and no significant investments were incurred to open that office. Given the relevance of the costs mentioned above, the Company respectfully submits that adding additional disclosure is unnecessary.

Supercalifragilisticexpialidocious, page 79

25.	The heading of this subsection may be confusing and difficult for an average reader to understand. Please revise as appropriate.

Response: The Company has revised page 78 of Amendment No. 1 in response to the Staff’s comment.

26.	We note the promotional tone of the disclosure on page 79. As examples only, refer to the following statements or phrases:
•	“sleek terrazzo floors” and “sleek white walls”;
•	“Media response to [the] banking center has been tremendous...”;
•	“Cool Headquarters”; and
•	“With a state-of-the-art kitchen/break room and a napping pod, this design makes our headquarters [attract] talent that thrives in this sort of passionate workplace.”

Please delete the promotional tone and disclose only facts that can be substantiated.

Response: The Company has revised pages 78–79 of Amendment No. 1 in response to the Staff’s comment. Further, the Company respectfully submits that the phrase “Cool Headquarters” is substantiated by the fact that C1 Bank was honored by the Tampa Bay Business Journal as having the Tampa Bay Area’s “Coolest Office Space”.

Sports Marketing, page 80

27.
Please revise the footnotes to the financial statements to disclose your accounting policies for expenses associated with sport marketing activities.  Please also revise your management’s discussion and analysis to quantify and discuss these expenses for each period presented since you incur sports marketing expenses to build your brand name and strengthen relationships with current and potential clients.

Response: The Company has revised page F-39 of Amendment No. 1 in response to the Staff’s comment. “Advertising Expense” consists primarily of expenses associated with sports marketing. As such, the Company respectfully submits that the added disclosure is sufficient and it is not necessary to further break down this line item in management’s discussion and analysis.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	8

Information Technology, page 81

28.	Please revise to disclose the number of employees that currently constitute C1 Labs’ engineering team.

Response: The Company has revised page 80 of Amendment No. 1 in response to the Staff’s comment.

29.
Please revise the footnotes to the financial statements to disclose your accounting policies for information technology expenses.  Please also revise your management’s discussion and analysis to quantify and discuss these expenses for each period presented since you incur these expenses to improve customer service and continuously improve your operations.

Response: The Company has revised page F-39 of Amendment No. 1 in response to the Staff’s comment. “Network Services and Data Processing” includes all expenses associated with information technology except associated payroll and depreciation of equipment. As such, the Company respectfully submits that the added disclosure is sufficient and it is not necessary to further break down this line item in management’s discussion and analysis.

30.
You disclose on page 81 that you consider intellectual property rights to be important to your business.  Please revise to discuss the nature of your intellectual property rights and how they are accounted for in the footnotes to the financial statements.

Response: The Company has revised pages 80 and F-39 of Amendment No. 1 in response to the Staff’s comment.

Executive Compensation

Summary Compensation Table, page 106

31.	Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Response: The Company has revised page 105 of Amendment No. 1 in response to the Staff’s comment.

Equity Compensation Plan, page 107

32.	Please revise to describe the material terms and conditions of the equity compensation plan, as referenced on page 107.

Response: The Company respectfully submits that it has not yet adopted the equity compensation plan referenced on page 106 of the Draft Registration Statement. The Company has revised pages 106–110 of Amendment No. 1 to include the material terms and conditions of the equity compensation plan that the Company intends to adopt in connection with this offering.

Principal Stockholders, page 109

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	9

33.
Your disclosure in the principal stockholders table indicates that Marcelo Faria de Lima will own no shares of the Company’s common stock after the offering.  Please revise, here or elsewhere as appropriate, any plans that Mr. Lima has for disposing of such shares.

Response: The Company has updated the principal stockholders table on page 112 of Amendment No. 1 in response to the Staff’s comment.

Underwriting

Directed Share Program, page 121

34.
We note that the underwriters will reserve a certain percentage of the shares for sale directly to your directors, officers, employees, business associates and related persons. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering.  For example, tell us how the prospective recipients and number of reserved shares are determined.  Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used.  Please also tell us how the procedures for the directed share program differ from the procedures for the general offering to the public.

Response: The Company respectfully submits that all of the terms and conditions of the purchases by the prospective participants in the directed share program will be the same as any other person in the general offering to the public, including the purchase price, except that (i) the underwriters will reserve a yet to be determined number of shares for purchase under the directed share program by prospective participants in the directed share program and (ii) these prospective participants will receive a notice letter outlining their ability to participate in the directed share program and soliciting an indication of interest to participate in the directed share program.

This notice letter will be sent to prospective participants only after a preliminary prospectus is available. After the preliminary prospectus is available, the underwriters intend to send this notice letter to prospective participants in the directed share program. The notice letter will include: (i) an explanatory letter accompanied by the preliminary prospectus, (ii) an indication of interest form letter, (iii) a client questionnaire, (iv) a directed share account information form, and (v) a list of answers to commonly asked questions. As soon as the preliminary prospectus containing a price range is available, the underwriters will send the preliminary prospectus containing a price range to the prospective participants prior to taking or soliciting a firm indication of interest from the prospective participants.  This written notice letter will contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff.

After the registration statement is declared effective and pricing occurs, those prospective participants that have agreed to purchase shares in the directed share program will receive confirmations of their purchases from the underwriters and will transfer or send checks to their accounts for the purchase price. Their shares will settle in the same manner as the shares sold to any other retail investor.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	10

35.
Please tell us the procedures the directed share purchasers must follow in order to purchase the offered securities.  In particular, please tell us whether directed share purchasers are required to establish accounts before the effective time.  If so, please also tell us:

•	whether such accounts will be general purpose accounts or accounts specifically earmarked for this offering; and
•	whether any account funding is required or allowed prior to effectiveness of the registration statement.

Response: The Company respectfully submits that any prospective participant who indicates interest in purchasing shares in the offering through the directed share program will be required to open a brokerage account at Stifel, the parent company of Keefe Bruyette & Woods. Any brokerage accounts opened by prospective participants in the directed share program at Stifel will be general purpose brokerage accounts. Neither the Company, Stifel, nor any underwriter will request that any funds be deposited into such accounts prior to the effectiveness of the registration statement.

36.	Please also supplementally advise us:
•	whether you anticipate the aggregate dollar amount of directed share sales to exceed $120,000 for any person in one of the categories described in Item 404(a) of Regulation S-K;
•	whether 5% or more of the shares in the offering are directed to one person or organization; and
•	whether disclosure under Item 404(a) is required with respect to participation in the directed share program by any party.

Response: The Company respectfully submits the following: (i) it does not anticipate the aggregate dollar amount of directed share sales to exceed $120,000 for any person in one of the categories described in Item 404(a) of Regulation S-K; (ii) 5% or more of the shares in the offering will not be directed to one person or organization in the directed share program; and (iii) it does not believe that disclosure under Item 404(a) is required with respect to participation in the directed share program by any party.

Consolidated Financial Statements, beginning on page F-1

37.	Please revise the header to the interim financial statements to clarify that the balance sheet data at December 31, 2013 is derived from audited financial statements.

Response: The Company has revised the header to the interim financial statements on page F-2 of Amendment No. 1 in response to the Staff’s comment.

38.
Please revise the face of the balances sheets for all periods presented to present the allowance for loan losses either as a direct reduction to loans or by presenting net loans, with the allowance for loan losses disclosed parenthetically.

Response: The Company has revised the balance sheets on pages F-2 and F-29 of Amendment No. 1 in response to the Staff’s comment.

Note 5.  Loans, page F-44

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	11

39.
You refer to home equity lines of credit (HELCOs) in Note 12.  Please revise to provide disaggregated disclosure of this segment of your loan portfolio.  Please discuss the related underwriting policies and procedures, the amount of HELCOs and home equity loans in your portfolio, the amount of these loans for which you do not hold the first lien and how you monitor credit quality on these loans when you do not hold the first lien.

Response: The Company respectfully submits that home equity lines of credit (“HELOCs”) are immaterial to its loan portfolio and that therefore adding disclosure to Note 5 is unnecessary. As of March 31, 2014, HELOCs represented approximately 2.5% of its total loan portfolio. The majority of these HELOCs were acquired as part of the First Community Bank of America acquisition in 2011. Originating new HELOCs is not part of the Company’s growth strategy, and the balance of HELOCs as a percentage of total loans has decreased from 5.4%, 4.4% and 2.5% at December 31, 2011, 2012 and 2013, respectfully.

Note 6.  Other Real Estate Owned, page F-54

40.
It appears the amounts representing the valuation allowance for these assets results from fair value adjustments required to reduce the related assets to market value and, as such, they are not an allowance.  Please revise to re-characterize the valuation adjustments to these assets as something other than an allowance.

Response: The Company respectfully submits that it is not necessary to revise Note 6 as the Company believes that the term “valuation allowance” is widely used in the banking industry to refer to expenses related to the fair value adjustments of repossessed real estate assets. Furthermore, it is properly characterized in the disclosure regarding significant accounting policies as shown on page 45 and below:

Other Real Estate Owned: Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs to sell, which establishes a new cost basis. After foreclosure, valuations are periodically performed by management and foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses.

Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances are adjusted as necessary. Expenses from the operations of other real estate owned and changes in the valuation allowance are included in expenses from other real estate owned, net of rental income.

Note 9. Income Tax Matters, page F-56

41.
You recognized bargain purchase gains on acquisitions of $13.5 million in 2013 and $6.2 million in 2012.  In your reconciliation of your federal statutory rate of 34% to your effective tax rate you appear to recognize the impact of the bargain purchase gain for your 2012 acquisition as a permanent difference.  Conversely, you appear to have accounted for the bargain purchase gain for your 2013 acquisition as a timing difference. Please provide us with your analysis of the tax accounting for your bargain purchase gains.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	12

Response: The Company respectfully submits the responses below as support for its current tax analysis for bargain purchase gains:

2012 presentation: In 2012, The Palm Bank transaction was a reverse triangular cash merger and considered a qualified stock purchase under IRC Sec. 338, resulting in tax basis carryover. Per ASC 805-740-25-3, deferred taxes will be set up for the fair value adjustments made for book. However, deferred taxes are not to be set up for goodwill (and by extension, negative goodwill). The bargain sale gain (i.e., negative goodwill) is not taxable at the time of acquisition and for tax purposes it is treated as an outside basis difference in the acquired stock of The Palm Bank.

Under ASC 740-30-25, the outside basis difference is not a taxable temporary difference if the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately provide that means. Since The Palm Bank was liquidated into C1 Bank tax-free under IRC Section 332, ASC 740-30-25 allows the outside basis difference in the stock of The Palm Bank to be considered a permanent difference.

2013 presentation: In 2013, the assets of First Community Bank of the Southwest were acquired from the FDIC in a taxable transaction. In an asset transaction, all differences between the recorded fair values for book purposes and allocated tax basis are reflected as temporary differences which will be reversed over time. There were no permanent differences recorded.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

42.	Revise the description of the exempt transactions to state briefly the facts relied upon to make the relevant exemption available for each transaction. Refer to Item 701(d) of Regulation S-K.

Response: The Company has revised the description of exempt transactions on pages II-2 – II-3 of Amendment No. 1 in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

43.
Please file any missing exhibits with your next amendment or tell us when you plan to file these documents.  Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

Response: The Company has filed certain of the missing exhibits with Amendment No. 1 and will file the remaining exhibits in a future amendment to Amendment No. 1 in advance of any request for acceleration.

Mr. Michael Clampitt U.S. Securities and Exchange Commission July 2, 2014	13

44.	Please confirm that you have filed or will file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. As examples only, we note that the following have not been filed:
•	agreement with FiServ, Inc. relating to information management systems (see page 24);
•	sports marketing contracts, including the contracts with each of the Tampa Bay Buccaneers, Miami Heat, Tampa Bay Lightning and sponsorship agreement for the Outback Bowl game (see pages 80 – 81);
•	agreement relating to the public/private partnership with the University of South Florida (see page 86); and
•	the equity compensation plan (see page 107) and preferred share purchase rights plan (see page 113), both of which will be adopted prior to consummation of the offering.

Response: The Company confirms that it will file all material agreements pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully submits that the agreement with the FiServe, Inc., the sports marketing agreements and the public/private partnership agreement are not material.

Please do not hesitate to contact the undersigned at 1-212-450-6095 if you should have any questions.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Trevor R. Burgess, Chief Executive Officer, C1 Financial, Inc.
William Knibloe, Partner, Crowe Horwath LLP

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